Exhibit 21

Subsidiaries of Registrant

Ksix Media, Inc., a Nevada corporation – 100% owned by Registrant

Ksix, LLC, a Nevada limited liability company – 100% owned by Ksix Media, Inc.

Blvd. Media Group, LLC, a Nevada limited liability company – 100% owned by Ksix Media, Inc.

DigitizeIQ, LLC, an Illinois limited liability company – 100% owned by Registrant

North American Exploration, Inc., a Nevada corporation – 100% owned by Registrant